Mail Stop 6010

April 17, 2007

Mr. James M. Harwell
Acting Chief Financial Officer
Reliability Incorporated
15720 Park Row Suite 500
Houston, TX 77218-8370

      RE: Reliability Incorporated
            Form 10-KSB for the year ended December 31, 2005
            File No. 0-07092

Dear Mr. Harwell:

      We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

                  Sincerely,

                  Martin F. James
                  Senior Assistant Chief Accountant